UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 001-14270

NORTEL INVERSORA S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo 50
Piso 11
C1107AAB-Buenos Aires
Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release dated March 9, 2015 titled “Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2014”
2.	English translation of letter to the Comisión Nacional de Valores (“CNV” or Argentine National Securities Commission) dated March 9, 2015 regarding Proposal on Dividend Distribution

Item 1

Nortel Inversora S.A. Announces Consolidated Results for Fiscal Year Ended December 31, 2014

BUENOS AIRES, Argentina, March  9, 2015 /PRNewswire/ -- Nortel Inversora S.A. (NYSE: NTL) whose sole material activity is holding 54.74% of the capital stock of Telecom Argentina S.A. (“Telecom”) informs that Telecom has repurchased 15,221,373 of its own stock as of December 31, 2014. As a result, the political and economic rights of Nortel have increased to 55.60 % of Telecom's outstanding stock as of such date.

Nortel announces consolidated income of Ps.$ 3,726 million for the fiscal year ended December 31, 2014 of which Ps.$ 2,039 million correspond to Nortel as controlling shareholder.

Relevant matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General Meeting held on April 29, 2014

The Ordinary and Extraordinary General Meeting held on April 29, 2014 resolved, among other items:

1) to approve the Annual Report and Financial Statements as of December 31, 2013;

2) to allocate the non-appropriated profit amount as of December 31, 2013, of Ps. $ 1,720 million, to the already existing “Voluntary Reserve for the Future Distribution of Dividends”,  for the future distribution of dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted from the Voluntary Reserve for the Future Distribution of Dividends, taking into account the Company's future economic and financial conditions, and liquidity, and the subsequent distribution of such amounts as cash dividends.

3) the appointment of the members of the Board of Directors to serve from the date of this Stockholders' Meeting and for three fiscal years;

4) the appointment of the members of the Supervisory Committee for fiscal year 2014.

Distribution of cash dividends

The Company's Board of Directors, during its meeting held on May 28, 2014, decided to deduct an amount of Ps.$ 332 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 163 million correspond to Series “B” Preferred Shares and Ps.$ 169 million correspond to common stock. The above mentioned dividends were made available as from June 13, 2014.

The Company's Board of Directors, during its meeting held on October 10, 2014, decided to deduct an amount of Ps.$ 217 million from the “Voluntary Reserve for the Future Distribution of Dividends” and distributed such amount as cash dividends, of which Ps.$ 106 million correspond to Series “B” Preferred Shares and Ps.$ 111 million correspond to common stock. The above mentioned dividends were made available as from October 23, 2014.

(Financial Tables below)

NORTEL INVERSORA S.A.

FISCAL YEAR ENDING DECEMBER 31, 2014
(In millions of Argentine Pesos, except statistical and ratio data)

Consolidated Income Statement	2014	2013

Revenues and other income	33,388	27,350
Operating costs	(27,964)	(22,850)
Operating income	5,424	4,500
Financial results, net	277	516
Net income before income tax expenses	5,701	5,016
Income tax expense	(1,975)	(1,807)
Net income	3,726	3,209
Other comprehensive income, net of tax	243	133
Total comprehensive income for the period	3,969	3,342

Consolidated Balance Sheet	2014	2013

Current assets	6,581	9,836
Non-current assets	19,924	13,381
Total assets	26,505	23,217
Current liabilities	9,115	9,086
Non-current liabilities	2,454	2,029
Total liabilities	11,569	11,115
Equity attributable to Nortel	8,185	6,603
Equity attributable to non-controlling shareholders	6,751	5,499
Total equity	14,936	12,102
Total liabilities and equity	26,505	23,217

Ratios

Liquidity (a)	0.72	1.08
Indebtedness (b)	0.77	0.92

(a)           Current assets to current liabilities

(b)           Total liabilities to shareholders’ equity.

CONTACT: Maria de los Angeles Blanco Salgado, Responsible in Market Relations, +54-11-4968-3631, mblancosalgado@ta.telecom.com.ar

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, March 9, 2015

Messrs.
Comisión Nacional de Valores
S                      /                      D.

Dear Sirs:

Re: Proposal on Dividend Distribution

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel”), I hereby notify you that, at today’s Board Meeting, during which the financial statements corresponding to fiscal year ended December 31, 2014 were discussed, Nortel’s Board decided to submit to the Stockholders’ Meeting in which the above referred financial statements will be considered, the following proposal in connection with the allocation of the aggregate non-appropriated profit amount as of December 31, 2014:

In Argentine Pesos
Non-appropriated profit as of December 31, 2014	$2.039.258.739
To Voluntary Reserve for the Future Distribution of Dividends	$(2.039.258.739)
To next fiscal year	------------------

In addition, the Board proposes to the Stockholders’ Meeting in which the financial statements corresponding to fiscal year 2014 will be considered, that Nortel’s Board of Directors be authorized to approve the timing and amounts to be deducted and used to pay cash dividends from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity

Without further ado, I take this opportunity to greet you sincerely.

______________________________
María de los Ángeles Blanco Salgado
Officer in Charge of Market Relations of
Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.
Date:	March 9, 2015	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations